Exhibit 12.1

SXC HEALTH SOLUTIONS CORP.
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$138,294	$97,556	$68,085	$20,304	$17,444
Add fixed charges:
Interest expense (1)	1,904	1,362	5,399	4,140	112
Interest portion of consolidated rent expense (2)	2,140	1,896	2,179	1,773	747
Adjusted earnings	$142,338	$100,814	$75,663	$26,217	$18,303
Fixed charges:
Interest expense	$1,904	$1,362	$5,399	$4,140	$112
Interest portion of consolidated rent expense	2,140	1,896	2,179	1,773	747
Total fixed charges	$4,044	$3,258	$7,578	$5,913	$859

Ratio of earnings to fixed charges	35.20	30.94	9.98	4.43	21.31

(1) Interest expense on income tax contingencies is not included in fixed charges
(2) One third of rental expenses was used to represent the interest factor of rental expenses